FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

Novartis delivered strong Q2 performance, driven by momentum of key growth brands. FY 2021 guidance unchanged.
•	Net sales in Q2 grew +9% (cc¹, +14% USD):
o	Pharmaceuticals BU grew +12% (cc, +18% USD) with continued strong growth from Entresto (+46% cc), Cosentyx (+21% cc) and Zolgensma (+48% cc). Kesimpta sales reached USD 66 million
o	Oncology BU grew +7% (cc, +11% USD) driven by Promacta/Revolade (+18% cc), Jakavi (+19% cc), Kisqali (+36% cc) and Tafinlar + Mekinist (+10% cc)
o	Sandoz grew +5% (cc, +11% USD) as the business is starting to stabilize
o	Excluding prior year forward purchasing de-stocking, we estimate Q2 net sales grew +5% (cc, +10% USD), Innovative Medicines grew +7% (cc, +11% USD) and Sandoz declined -1% (cc, + 6% USD)²
•
Q2 core¹ operating income grew +13% (cc, +18% USD) mainly driven by higher sales and favorable gross margin, partly offset by higher spend. Excluding prior year COVID-19 related forward purchasing de-stocking, we estimate core operating income increased +4% (cc, +10% USD)

•	Q2 operating income grew +41% (cc, +48% USD), mainly from higher sales as well as divestment gains
•	Q2 net income increased +49% (cc, +55% USD) benefiting from lower financial expenses
•	Q2 free cash flow[1] of USD 4.2 billion (+17% USD), mainly driven by higher operating income, partly offset by unfavorable changes in working capital
•	H1 sales grew +3% (cc, +7% USD) and core operating income grew +2% (cc, +6% USD):
o	Innovative Medicines sales grew +5% (cc, +9% USD) and core operating income +6% (cc, +10% USD)
o	Sandoz sales declined -5% (cc, 0% USD) and core operating income declined -19% (cc, -16% USD)
•	Key innovation milestones:
o	Iptacopan Ph2 studies met endpoints in PNH, IgAN and C3G (IA); Ph3 studies enrolling
o	177Lu-PSMA-617 reduced mortality in patients with mCRPC; received Breakthrough Therapy designation
o	Zolgensma demonstrated transformational efficacy in presymptomatic children with SMA
o	Inclisiran resubmission of NDA filed with FDA to address manufacturing related CRL
o	Asciminib submitted to FDA for treatment of adult patients with Ph+ CML
•	2021 Group guidance³ unchanged
Basel, July 21, 2021 - commenting on the quarter, Vas Narasimhan, CEO of Novartis, said:
“Novartis delivered a strong second quarter, driven by the momentum of our key growth brands, including Cosentyx, Entresto, Zolgensma, our Oncology portfolio and the launch of Kesimpta which continues to accelerate. Our pipeline of novel medicines continues to progress with key positive readouts in diseases with high unmet need, including iptacopan in a range of immune mediated diseases, 177Lu-PSMA-617 in prostate cancer and Zolgensma in spinal muscular atrophy. We reached a notable milestone in our journey to build trust with society, tackling global health access challenges, by reaching a billion antimalarial courses delivered to patients most in need. Looking ahead, we reconfirm our full-year guidance and our commitment to drive long-term accretive growth”.
Key figures¹
	Q2 2021	Q2 2020		% change	H1 2021	H1 2020		% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 956	11 347	14	9	25 367	23 630	7	3
Operating income	3 479	2 352	48	41	5 894	5 096	16	12
Net income	2 895	1 867	55	49	4 954	4 040	23	19
EPS (USD)	1.29	0.82	57	52	2.20	1.77	24	21
Free cash flow	4 235	3 631	17		5 832	5 652	3
Core operating income	4 345	3 669	18	13	8 302	7 846	6	2
Core net income	3 716	3 108	20	14	7 129	6 657	7	3
Core EPS (USD)	1.66	1.36	22	16	3.17	2.92	9	5

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 48 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.  2  Growth excluding prior year COVID-19 related forward purchasing de-stocking is a non-IFRS measure, an explanation for this measure can be found on page 61 of the Condensed Interim Financial Report. ³ Please see detailed guidance assumptions on page 7 including the forecast assumption that we see a continuation of the return to normal global healthcare systems including prescription dynamics, particularly oncology, in H2 2021. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2021 in the US.

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COVID-19 update
The COVID-19 situation continues to evolve and is taking differing courses across the multitude of geographies in which Novartis operates. While demand is starting to return to pre-COVID-19 levels in most geographies and therapeutic areas, we still see a slight impact on parts of our business for example in oncology, generics and certain geographies. We are assuming further easing of COVID-19 restrictions in the second half of the year with a positive impact on business dynamics.
The Group has not experienced liquidity or cash flow disruptions during Q2 2021 due to the COVID-19 pandemic. We are confident that Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support its normal business activities.

Financials
Second quarter
Net sales were USD 13.0 billion (+14%, +9% cc) in the second quarter. Volume contributed 13 percentage points to sales growth, driven by Entresto, Cosentyx, Zolgensma and Lucentis. Volume growth was partly offset by price erosion of 2 percentage points and negative impact from generic competition of 2 percentage points. Excluding prior year COVID-19 related forward purchasing de-stocking, we estimate second quarter net sales grew +5% (cc, +10% USD).
Operating income was USD 3.5 billion (+48%, +41% cc) mainly driven by higher sales as well as divestment gains, partly offset by higher spend. Lower impairments were offset by lower financial assets gains, higher restructuring and higher amortization.
Net income was USD 2.9 billion (+55%, +49% cc) benefiting from higher Roche income and lower financial expenses. EPS was USD 1.29 (+57%, +52% cc), growing faster than net income benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 4.3 billion (+18%, +13% cc) mainly driven by higher sales and favorable gross margin, partly offset by higher spend. Core operating income margin was 33.5% of net sales, increasing by 1.2 percentage points (+1.2 percentage points cc). Excluding prior year COVID-19 related forward purchasing de-stocking, we estimate core operating income increased +4% (cc, +10% USD).
Core net income was USD 3.7 billion (+20%, +14% cc) mainly driven by growth in core operating income. Core EPS was USD 1.66 (+22%, +16% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.
Cash flows from operating activities amounted to USD 4.1 billion.
Free cash flow amounted to USD 4.2 billion (+17%), compared to USD 3.6 billion in the prior year quarter. This increase was mainly driven by operating income growth, including higher divestments, partly offset by unfavorable changes in working capital.
Innovative Medicines net sales were USD 10.6 billion (+15%, +10% cc). Volume contributed 13 percentage points to sales growth. Pharmaceuticals BU sales grew +12% (cc), with continued strong growth from Entresto, Cosentyx and Zolgensma. Lucentis benefited from a low prior year comparison due to COVID-19 related disruptions. Oncology BU grew +7% (cc) driven by strong performance from Promacta/Revolade, Jakavi, Kisqali, Tafinlar + Mekinist, Tasigna and Kymriah. Generic competition had a negative impact of 3 percentage points, mainly due to Ciprodex, Diovan, Exjade, Afinitor and Glivec. Net pricing had a negligible impact on sales growth. Excluding the impact of the forward purchasing de-stocking, we estimate second quarter net sales increased by +7% (cc).
Sandoz net sales were USD 2.4 billion (+11%, +5% cc) as the business is starting to stabilize. Volume increased by 13 percentage points, pricing had a negative impact of 8 percentage points. Sales in Europe grew +6% (cc), while sales in the US declined -10% due to the Retail Generics business, especially oral solids including partnership terminations, as well as Biopharmaceuticals impacted by higher off-contract sales in prior year. Global sales of Biopharmaceuticals grew +5% (cc). Excluding the impact of the forward purchasing de-stocking, we estimate second quarter net sales declined by -1% (cc).

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First half
Net sales were USD 25.4 billion (+7%, +3% cc) in the first half. Volume contributed 7 percentage points to sales growth, driven by Entresto, Cosentyx and Zolgensma. Volume growth was partly offset by price erosion of 2 percentage points and negative impact from generic competition of 2 percentage points.
Operating income was USD 5.9 billion (+16%, +12% cc) mainly driven by higher sales, lower legal expenses and higher divestments, partly offset by higher spend and restructuring.
Net income was USD 5.0 billion (+23%, +19% cc) benefiting from higher Roche income and lower financial expenses. EPS was USD 2.20 (+24%, +21% cc), growing faster than net income benefiting from lower weighted average number of shares outstanding.
Core operating income was USD 8.3 billion (+6%, +2% cc) mainly driven by higher sales, partly offset by higher spend. Core operating income margin was 32.7% of net sales, decreasing by 0.5 percentage points (-0.4 percentage points cc).
Core net income was USD 7.1 billion (+7%, +3% cc) mainly driven by growth in core operating income. Core EPS was USD 3.17 (+9%, +5% cc), growing faster than core net income benefiting from lower weighted average number of shares outstanding.
Cash flows from operating activities amounted to USD 6.3 billion.
Free cash flow amounted to USD 5.8 billion (+3%), compared to USD 5.7 billion in the prior year period. This increase was mainly driven by higher divestment proceeds, which were mostly offset by the USD 650 million upfront payment to in-license tislelizumab from BeiGene.
Innovative Medicines net sales were USD 20.7 billion (+9%, +5% cc). Pharmaceuticals BU sales grew +6% (cc), driven by Entresto, Cosentyx, Zolgensma, Lucentis and Kesimpta. Oncology BU grew +4% (cc) driven by Promacta/Revolade, Kisqali, Jakavi, Kymriah and Tafinlar + Mekinist. Volume contributed 8 percentage points to sales growth. Generic competition had a negative impact of 3 percentage points. Net pricing had a negligible impact on sales growth.
Sandoz net sales were USD 4.7 billion (0%, -5% cc) with a negative price effect of 9 percentage points. Volume increased by 4 percentage points from growth in Biopharmaceuticals partly offset by the impact of softer retail demand, with a historically weak cough and cold season. Sales in Europe declined -7% (cc) due to the impact of COVID-19 on the Retail Generics business. Sales in the US declined -16%, mainly due to the Retail Generics business, especially oral solids including partnership terminations, as well as Biopharmaceuticals impacted by higher off-contract sales in the prior year. Global sales of Biopharmaceuticals grew +6% (cc).
Q2 key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q2 growth) including:
Entresto	(USD 886 million, +46% cc) sustained strong growth with increased patient share across markets, driven by demand as essential first choice therapy for HF patients
Cosentyx	(USD 1.2 billion, +21% cc) strong growth driven by sustained underlying demand across indications in the US and Europe, and strong volume growth in China following NRDL listing in Q1 2021
Zolgensma	(USD 315 million, +48% cc) strong growth driven by expanding access in Europe and ongoing geographic expansion. Zolgensma is now approved in 41 countries
Promacta/Revolade	(USD 513 million, +18% cc) showed double-digit growth across all regions, driven by increased use in chronic immune thrombocytopenia (ITP) and as first-line treatment for severe aplastic anemia (SAA)
Kesimpta	(USD 66 million) sales were driven by launch uptake, strong access and increased demand, despite some COVID-19 vaccination associated delays
Jakavi	(USD 398 million, +19% cc) growth in all regions was driven by strong demand in the myelofibrosis and polycythemia vera indications

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Kisqali	(USD 225 million, +36% cc) continued to see growth, benefiting from the positive impact of updated MONALEESA-3 data
Ilaris	(USD 247 million, +21% cc) strong sales were driven by continued double-digit volume growth across all regions
Xolair	(USD 355 million, +14% cc) continued growth, mainly driven by the chronic spontaneous urticaria (CSU) and severe allergic asthma (SAA) indications
Xiidra	(USD 118 million, +48% cc) sales grew double-digit, benefiting from increased brand awareness and a lower prior year base
Tafinlar + Mekinist	(USD 425 million, +10% cc) saw continued demand increases in BRAF+ adjuvant melanoma and NSCLC
Mayzent	(USD 69 million, +96% cc) continued to grow, driven by fulfilling an important unmet need in patients showing signs of progression despite being on other treatments
Kymriah
(USD 147 million, +19% cc) growth driven mainly by Europe and Emerging Growth Markets. Coverage continued to expand, with more than 325 qualified treatment centers in 30 countries having coverage for at least one indication

Adakveo	(USD 42 million, +96% cc) US launch continued to progress with a growing number of accounts purchasing Adakveo, which is now approved in 44 countries
Biopharmaceuticals	(USD 524 million, +5% cc) grew more slowly reflecting increased competition
Emerging Growth Markets*	Overall, sales grew +13% (cc). China grew strongly (+18% cc) and sales reached USD 811 million * All markets except US, Canada, Western Europe, Japan, Australia and New Zealand
Net sales of the top 20 Innovative Medicines products in 2021
	Q2 2021		% change	H1 2021		% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	1 175	24	21	2 228	19	16
Entresto	886	53	46	1 675	46	40
Gilenya	721	-2	-6	1 428	-5	-9
Lucentis	551	37	27	1 096	23	15
Tasigna	523	9	6	1 038	7	4
Promacta/Revolade	513	22	18	976	18	16
Tafinlar + Mekinist	425	15	10	818	11	7
Jakavi	398	28	19	761	21	14
Sandostatin	359	5	2	717	0	-2
Xolair	355	23	14	690	16	9
Zolgensma	315	54	48	634	69	63
Galvus Group	280	0	-2	542	-12	-14
Gleevec/Glivec	263	-9	-13	535	-13	-17
Afinitor/Votubia	264	-1	-2	518	-8	-9
Ilaris	247	24	21	503	22	20
Exforge Group	247	4	-3	501	1	-5
Kisqali	225	42	36	420	31	28
Diovan Group	190	-29	-33	404	-25	-28
Exjade/Jadenu	147	-10	-14	300	-10	-15
Ultibro Group	150	1	-8	299	-3	-10
Top 20 products total	8 234	16	11	16 083	11	7

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R&D Update - key developments from the second quarter
New approvals
Cosentyx	Received FDA approval for treatment of moderate to severe plaque psoriasis in pediatric patients six years and older.
Entresto	The Chinese National Medical Products Administration (NMPA) approved a new indication for the treatment of patients with essential hypertension.

Regulatory updates
Inclisiran	Resubmission to the FDA for the inclisiran New Drug Application (NDA) to address the Complete Response Letter (CRL) was filed with an action date of January 1, 2022.
Asciminib (ABL001)
Has been submitted to the FDA for treatment of adult patients with Philadelphia chromosome-positive chronic myeloid leukemia in chronic phase (Ph+ CML-CP), previously treated with two or more tyrosine-kinase inhibitors (TKIs) and patients with Ph+ CML-CP harboring the T315I mutation.

177Lu-PSMA-617	Granted Breakthrough Therapy designation (BTD) by the FDA for the treatment of metastatic castration-resistant prostate cancer (mCRPC).
Sabatolimab (MBG 453)
Granted Fast Track designation (FTD) by the FDA for the treatment of adult patients with myelodysplastic syndromes (MDS) defined with an IPSS-R risk category of high or very high risk in combination with hypomethylating agents.

Results from ongoing trials and other highlights
Iptacopan (LNP023)
Ph2 study in patients with IgA nephropathy (IgAN) met primary endpoint of reduction in proteinuria; also showed trend toward stabilization of kidney function.

Interim analysis from Ph2 study in patients with C3 glomerulopathy (C3G) showed a trend towards improved estimated glomerular filtration rate (eGFR) slope and stabilized kidney function. Data were presented at the ERA-EDTA Congress.

Ph2 data in treatment-naïve patients with paroxysmal nocturnal hemoglobinuria (PNH) showed benefit as monotherapy with substantially reduced intra- and extravascular hemolysis. The data was presented at the European Hematology Association (EHA) Congress.

177Lu-PSMA-617
Ph3 VISION study evaluating 177Lu-PSMA-617 plus best standard of care in patients with progressive PSMA-positive metastatic castration-resistant prostate cancer (mCRPC), demonstrated a 38% reduction in risk of death and a 60% reduction in the risk of radiographic disease progression or death compared to best standard of care alone. Results were presented at ASCO 2021.

Zolgensma
New data from the completed two-copy cohort of the Ph3 SPR1NT study demonstrated that all children (100%) treated presymptomatically survived without respiratory or nutritional support, and sat independently for ≥30 seconds, most (11/14) within the WHO window of expected normal development. Safety remained consistent with previously reported data.

Final Ph3 STR1VE-EU data demonstrated clinically meaningful efficacy in symptomatic children, even those with severe SMA at baseline. Safety remained consistent with previously reported data. Data were presented at the European Academy for Neurology Congress 2021.

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Cosentyx
Ph3 JUNIPERA study met its primary endpoint, showing significantly longer time to flare (longer time to worsening of symptoms) vs. placebo (P<.001) in pediatric patients with two subtypes of juvenile idiopathic arthritis (JIA). Results were presented at EULAR 2021.

Tislelizumab
Ph3 RATIONALE 302 trial demonstrated a 30% reduction in the risk of death and extended median overall survival by 2.3 months compared to chemotherapy in advanced or metastatic esophageal squamous cell carcinoma after prior systemic therapy. In PD-L1 positive patients, tislelizumab extended median OS by 3.5 months with a 46% reduction in the risk of death.

Ph2 RATIONALE 209 study showed durable anti-tumor activity in patients with previously treated, locally advanced, unresectable or metastatic microsatellite instability-high (MSI-H) and mismatch repair deficient (dMMR) cancers.

Lutathera
Ph3 NETTER-1 study final analysis, showed a clinically relevant prolongation in median overall survival (OS) of 11.7 months [48.0 months (95%CI: 37.4-55.2) compared to the control arm (36.3 months (95%CI: 25.9-51.7)]. The final OS analysis did not reach statistical significance, hazard ratio for OS (HR): 0.84 with 95% CI: (0.60, 1.17) (p=0.30, two-sided) in favor of the Lutathera arm.

Kisqali
Ph3 MONALEESA-3 study, presented at ASCO, showed median overall survival (OS) result of 53.7 months, underscoring that Kisqali offers more life to postmenopausal women with HR+/HER2- metastatic breast cancer (MBC) in addition to the OS benefit demonstrated for premenopausal women as shown in MONALEESA-7.

Beovu
Ph3 MERLIN study met primary endpoint of non-inferiority in change in best corrected visual acuity from baseline and superiority on anatomical secondary endpoints at year one versus aflibercept when given every four weeks following the loading phase. However, IOI including RV, and RO were reported with a higher frequency in the Beovu arm. Based on benefit to risk ratio, Novartis decided on early termination of MERLIN, RAPTOR and RAVEN studies that were utilizing the more frequent 4 week dosing interval.

Ph3 KESTREL and KITE studies evaluating the efficacy and safety of Beovu 6mg in diabetic macular edema (DME) met the primary endpoints of non-inferiority in change in best corrected visual acuity from baseline versus aflibercept 2mg.

Kymriah
Ph2 ELARA study, presented at ASCO, primary analysis in patients with relapsed or refractory (r/r) follicular lymphoma demonstrated a 66% complete response rate and 86% overall response rate with a one-time Kymriah infusion. No patients in ELARA trial experienced grade 3/4 cytokine release syndrome, the most common side effect associated with CAR-T therapy.

Tabrecta
First published mature data of patients with metastatic non-small cell lung cancer (NSCLC) with a mutation that leads to MET exon 14 skipping (METex14) treated with Tabrecta showed a median overall survival (OS) of 20.8 months in treatment-naïve patients and 13.6 months in previously-treated patients. New expansion cohort analysis of additional patients achieved an updated overall response rate (ORR) data of 65.6% in first-line and 51.6% in second-line settings.

Alpelisib (BYL719)
First interpretable results for the retrospective Real-World Evidence study EPIK-P1 of patients with PIK3CA-related overgrowth spectrum (PROS) who have received alpelisib reported. This study was descriptive in nature, with no hypothesis testing declaring it as positive/negative. Study results will be presented at an upcoming medical meeting.

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Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.
During the first half of 2021, Novartis repurchased a total of 28.2 million shares for USD 2.6 billion on the SIX Swiss Exchange second trading line, including 19.6 million shares (USD 1.8 billion) under the up-to USD 2.5 billion share buyback announced in November 2020 and 8.6 million shares (USD 0.8 billion) to mitigate dilution related to participation plans of associates. In addition, 1.3 million shares (for an equity value of USD 0.1 billion) were repurchased from associates. In the same period, 9.4 million shares (for an equity value of USD 0.4 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 20.1 million versus December 31, 2020. These treasury share transactions resulted in an equity decrease of USD 2.3 billion and a net cash outflow of USD 2.6 billion.
As of June 30, 2021, the net debt increased to USD 28.5 billion compared to USD 24.5 billion at December 31, 2020. The increase was mainly driven by the USD 7.4 billion annual dividend payment and net cash outflow for treasury share transactions of USD 2.6 billion, partially offset by USD 5.8 billion free cash flow during the first half of 2021.
The Group has not experienced liquidity or cash flow disruptions during Q2 2021 due to the COVID-19 pandemic. We are confident that Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support its normal business activities.
As of Q2 2021, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.
2021 Outlook
Barring unforeseen events

Net sales
Expected to grow low to mid single digit (cc)
From a divisional perspective, we expect net sales performance (cc) in 2021 to be as follows:
• Innovative Medicines: expected to grow mid single digit
• Sandoz: expected to decline low to mid single digit

Core operating income	Expected to grow mid single digit, ahead of sales (cc) • Innovative Medicines: expected to grow mid to high single digit, ahead of sales • Sandoz: expected to decline low to mid teens

Our guidance assumes that we see a continuation of the return to normal global healthcare systems including prescription dynamics, particularly oncology, in H2 2021. In addition, we assume that no Gilenya and no Sandostatin LAR generics enter in 2021 in the US.

Foreign exchange impact
If mid-July exchange rates prevail for the remainder of 2021, the foreign exchange impact for the year would be positive 2 percentage points on net sales and positive 2 to 3 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.

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Key Figures¹

Group	Q2 2021	Q2 2020		% change	H1 2021	H1 2020		% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	12 956	11 347	14	9	25 367	23 630	7	3
Operating income	3 479	2 352	48	41	5 894	5 096	16	12
As a % of sales	26.9	20.7			23.2	21.6
Core operating income	4 345	3 669	18	13	8 302	7 846	6	2
As a % of sales	33.5	32.3			32.7	33.2
Net income	2 895	1 867	55	49	4 954	4 040	23	19
EPS (USD)	1.29	0.82	57	52	2.20	1.77	24	21
Core net income	3 716	3 108	20	14	7 129	6 657	7	3
Core EPS (USD)	1.66	1.36	22	16	3.17	2.92	9	5
Cash flows from operating activities	4 132	3 961	4		6 262	6 489	-3
Free cash flow	4 235	3 631	17		5 832	5 652	3

Innovative Medicines	Q2 2021	Q2 2020		% change	H1 2021	H1 2020		% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	10 559	9 188	15	10	20 663	18 943	9	5
Operating income	3 177	2 033	56	50	5 419	4 788	13	10
As a % of sales	30.1	22.1			26.2	25.3
Core operating income	3 936	3 301	19	14	7 602	6 908	10	6
As a % of sales	37.3	35.9			36.8	36.5

Sandoz	Q2 2021	Q2 2020		% change	H1 2021	H1 2020		% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 397	2 159	11	5	4 704	4 687	0	-5
Operating income	462	321	44	37	774	276	180	175
As a % of sales	19.3	14.9			16.5	5.9
Core operating income	520	475	9	3	965	1 148	-16	-19
As a % of sales	21.7	22.0			20.5	24.5

Corporate	Q2 2021	Q2 2020		% change	H1 2021	H1 2020		% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating (loss)/income	-160	-2	nm	nm	-299	32	nm	nm
Core operating loss	-111	-107	-4	2	-265	-210	-26	-22

nm = not meaningful

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 48 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
Detailed financial results accompanying this press release are included in the Condensed Interim Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/e78269bd-be1b-4a69-8b2b-3aec2517ad80/

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Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “growth,” “starting,” “expected,” “to grow,” “to support,” “to drive,” “to evolve,” “taking,” “evaluating,” “will,” “to accelerate,” “to build,” “evolve,” “launch,” “continued,” “continues,” “to progress,” “may,” “retaining,” “remains,” “including,” “can,” “to create,” “to find,” “confident,” “estimate,” “estimated,” “impact,” “ongoing,” “resubmission,” “focus,” “launches,” “innovation,” “guidance,” “commitment,” “pipeline,” “momentum,” “would,” “growing,” “to expand,” “expanding,” “assumes,” “assume,” “continuation,” “strongly,” “priority,” “outlook,” “unforeseen,” “forecast,” “prevail,” “enter,” “to improve,” “transformative,” “innovative,” “expect,” “working,” “to meet,” “actively treating,” “awaiting,” “filings,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding our estimates of the impact of past and future COVID-19 related forward purchasing de-stocking on our performance; or regarding the impact of the COVID-19 pandemic on parts of our business including oncology, generics, and certain geographies; or regarding potential future, pending or announced transactions; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics, particularly oncology, in the second half of 2021; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

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About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting. https://www.novartis.com/investors/event-calendar

Detailed financial results accompanying this press release are included in the condensed interim financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at. https://www.novartis.com/investors/event-calendar

Important dates
September 30, 2021	ESG Investor Day
October 26, 2021	Third quarter & nine months 2021 results

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